SIGNET INTERNATIONAL HOLDINGS, Inc.

July 10, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Signet International Holdings, Inc.

Withdrawal of Form 10-12G

Filed May 14, 2020

File No. 000-51185

Ladies and Gentlemen:

On behalf of Signet International Holdings, Inc., a Nevada Corporation (the “Company”), we hereby request that the offering on Form 10-12G (File No. 000-51185) as filed with the Securities and Exchange Commission (the “Commission”) on May 14, 2020 be withdrawn, effective the date of this letter.

Accordingly, we request that the Commission issue an order granting the withdrawal of the filing and any amendments effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the order or notice to William Eilers of Eilers Law Group, P.A., via email at wreilers@eilerslawgroup.com.

If you have any questions or comments regarding this request or require any additional information, please do not hesitate to contact Eilers Law Group, P.A. at (786) 273-9152.

Sincerely,

/s/ Ernesto W. Letiziano

Ernesto W. Letiziano, CEO